SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED

(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King’s Road, Quarry Bay
Special Administration Region of Hong Kong
People’s Republic of China
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

     This report consists of a copy of the public announcement in Hong Kong regarding the appointment of a director, which is required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant’s shareholders or made public in Hong Kong.

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Appointment of Director

The Board of Directors of SUNDAY Communications Limited (the “Company”) is pleased to announce that Mr. John William Crawford has been appointed an independent non-executive director of the Company with effect from 10th November 2003.

By Order of the Board Janet Ching Man Fung Company Secretary

Hong Kong, 10th November 2003

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

By:	/s/ Janet Ching Man Fung

Name: Janet Ching Man Fung Title: Company Secretary

Date: November 13, 2003